THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	% OF INCOME
Income		
*Sales	1,994,070.27	25.71 %
Dine-In & Takeout	5,037,892.11	64.95 %
Discounts given	-11,632.81	-0.15 %
POS Variance	6.57	0.00 %
Refund/Chargeback	-2,058.55	-0.03 %
Reservation Deposit	26,358.13	0.34 %
Service Charge	47,861.38	0.62 %
Total *Sales	**7,092,497.10**	**91.43 %**
California State Sales Tax	667,238.57	8.60 %
Loyalty Credit	-2,594.26	-0.03 %
Total Income	**$7,757,141.41**	**100.00 %**
Cost of Goods Sold		
Beverage	12,946.40	0.17 %
Food & Beverage	2,067,468.04	26.65 %
Local Purchase	-10,295.82	-0.13 %
168 Market	702.24	0.01 %
99 Ranch	93,488.52	1.21 %
Costco	29,685.31	0.38 %
Galleria Foods Wholesale	54,419.96	0.70 %
La Produce	13,142.60	0.17 %
Other market	2,445.71	0.03 %
PARK STREET IMPORTS	2,781.00	0.04 %
Total Local Purchase	**186,369.52**	**2.40 %**
Total Cost of Goods Sold	**$2,266,783.96**	**29.22 %**
GROSS PROFIT	**$5,490,357.45**	**70.78 %**
Expenses		
Advertising & marketing		
Marketing Expense	111,542.89	1.44 %
Nu Media	24,623.65	0.32 %
Total Marketing Expense	**136,166.54**	**1.76 %**
Professional Photography	1,000.00	0.01 %
Website ads	1,719.90	0.02 %
Total Advertising & marketing	**138,886.44**	**1.79 %**

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	% OF INCOME
Auto Expense	850.00	0.01 %
Gas	5,231.09	0.07 %
Vehicle expenses		
Vehicle gas & fuel	110.00	0.00 %
Total Vehicle expenses	**110.00**	**0.00 %**
Total Auto Expense	**6,191.09**	**0.08 %**
Bank Charges & Fees	4,753.43	0.06 %
Contract labor	400.00	0.01 %
ANTONIO VALDEZ	1,400.00	0.02 %
GABBY HU	680.00	0.01 %
Jerry Ngo	3,195.89	0.04 %
Pete Gomez	1,100.00	0.01 %
Temporary Staffing	650.00	0.01 %
Total Contract labor	**7,425.89**	**0.10 %**
Depreciation		
Section 179	236.52	0.00 %
Design & Construction	25,555.19	0.33 %
Total Section 179	**25,791.71**	**0.33 %**
Total Depreciation	**25,791.71**	**0.33 %**
Employee Reimbursement	16,499.85	0.21 %
Petty Cash	12,625.12	0.16 %
Total Employee Reimbursement	**29,124.97**	**0.38 %**
Insurance	76,450.92	0.99 %
Laundry & Linen	28,017.28	0.36 %
Legal & Professional Fees		
Accounting fees	1,200.00	0.02 %
CPA	14,900.00	0.19 %
Total Accounting fees	**16,100.00**	**0.21 %**
Total Legal & Professional Fees	**16,100.00**	**0.21 %**
Merchant account fees	233,711.13	3.01 %
Office expenses	2,603.13	0.03 %
Memberships & subscriptions	165.00	0.00 %
Office supplies	802.83	0.01 %
Printing & photocopying	4,354.82	0.06 %
Shipping & postage	2,030.65	0.03 %
Software & apps	6,846.51	0.09 %
Total Office expenses	**16,802.94**	**0.22 %**

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	% OF INCOME
Payroll expenses		
Employee benefits	5.00	0.00 %
Health insurance & accident plans	41,143.19	0.53 %
Payroll taxes	593.06	0.01 %
EDD UI Tax	35,922.19	0.46 %
Employee Training Tax (CA)	1,032.93	0.01 %
FICA		
MEDICARE	48,477.33	0.62 %
Social Security Tax	207,278.84	2.67 %
Total FICA	**255,756.17**	**3.30 %**
FUTA	6,213.62	0.08 %
Total Payroll taxes	**299,517.97**	**3.86 %**
Salaries & wages	2,168,968.61	27.96 %
Cash Payroll	3,476.90	0.04 %
Total Salaries & wages	**2,172,445.51**	**28.01 %**
Total Payroll expenses	**2,513,111.67**	**32.40 %**
Rent Expense	44,753.60	0.58 %
Moving & Storage	3,810.00	0.05 %
Premises (leasing space)	616,548.80	7.95 %
Total Rent Expense	**665,112.40**	**8.57 %**
Repair & Maintenance	9,266.24	0.12 %
Cleaning	70,220.46	0.91 %
Equipment rental	757.60	0.01 %
Fire Maintenance	2,532.92	0.03 %
HVAC	4,100.00	0.05 %
Hygiene/Infection Prevention	1,437.43	0.02 %
Installation	2,100.00	0.03 %
Pest Control	2,348.96	0.03 %
Repair restaurant	9,140.45	0.12 %
Waste management	2,173.89	0.03 %
Total Repair & Maintenance	**104,077.95**	**1.34 %**
Security System	2,924.43	0.04 %
Serving Robotic service	4,349.12	0.06 %
Shipping & Postage	9,303.74	0.12 %
Small Furnitures & Equipment	5,160.00	0.07 %
Supplies & Materials		
Kitchen Supply	20,354.27	0.26 %
Personal Protection Equipments	700.00	0.01 %
Restaurant Decoration	5,699.23	0.07 %

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss
January - December 2023

	TOTAL	
	JAN - DEC 2023	% OF INCOME
Restaurant Supplies	16,464.68	0.21 %
Action Sales	1,846.33	0.02 %
Amazon	15,829.63	0.20 %
Other restaurant supplies	2,954.34	0.04 %
Restaurant Depot	22,262.79	0.29 %
Supplies & materials - COGS	5,595.49	0.07 %
Total Restaurant Supplies	**64,953.26**	**0.84 %**
Supplies & Materials	504.95	0.01 %
Uniforms	1,961.87	0.03 %
Total Supplies & Materials	**94,173.58**	**1.21 %**
Taxes & Licenses		
Business licenses	20.00	0.00 %
Sales tax remitted	478,121.56	6.16 %
*California State Sales Tax Remitted	189,117.01	2.44 %
Total Sales tax remitted	**667,238.57**	**8.60 %**
Total Taxes & Licenses	**667,258.57**	**8.60 %**
Team Meals	808.87	0.01 %
Total Management Compensation	351,598.12	4.53 %
Travel	3,500.85	0.05 %
Airfare	100.73	0.00 %
Hotels	549.36	0.01 %
Total Travel	**4,150.94**	**0.05 %**
Utilities	16,303.70	0.21 %
Disposal & waste fees	4,867.21	0.06 %
Electricity	40,684.62	0.52 %
Gas	43,181.91	0.56 %
Internet & TV services	2,369.78	0.03 %
Water & sewer	12,299.34	0.16 %
Total Utilities	**119,706.56**	**1.54 %**
Total Expenses	**$5,124,991.75**	**66.07 %**
NET OPERATING INCOME	**$365,365.70**	**4.71 %**
Other Income		
Chase Card Cash Redemption	1,421.49	0.02 %
Other Miscellaneous Income	2,332.50	0.03 %
Total Other Income	**$3,753.99**	**0.05 %**
Other Expenses		
2022-2023 Restaurant Purchasing from China	32,451.37	0.42 %
ask accoutant	0.00	0.00 %
Charges to dispute	2,522.64	0.03 %
FRAUD	42.17	0.00 %

THE X POT ROWLAND HEIGHTS LLC

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	% OF INCOME
Misc expense	4,000.00	0.05 %
Security Deposit made	32,000.00	0.41 %
Total Other Expenses	**$71,016.18**	**0.92 %**
NET OTHER INCOME	$ -67,262.19	-0.87 %
NET INCOME	$298,103.51	3.84 %

THE X POT ROWLAND HEIGHTS LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	108,401.38
CHASE SAVING	12,687.81
Checking 0275 (NEW)	355,737.03
Checking 0802 [CLOSED 12/28/2022]	0.00
Total Bank Accounts	**$476,826.22**
Accounts Receivable	
Accounts Receivable (A/R)	272,946.89
Mobile Sales Receivable	-2,252.25
Shareholder Pay	1,628.87
Total Accounts Receivable (A/R)	**272,323.51**
Delivery sales receivable	451.72
Total Accounts Receivable	**$272,775.23**
Other Current Assets	
Inventory	
Beverage	35,321.92
Food	172,883.80
Total Inventory	**208,205.72**
Inventory Asset	0.00
Loans to others	27,231.81
Prepaid expenses	7,868.60
Prepaid Rent	0.00
Total Other Current Assets	**$243,306.13**
Total Current Assets	**$992,907.58**
Fixed Assets	
Accumulated depreciation	-146,906.10
Automobile	9,500.00
Furniture & fixtures	49,580.00
Signage	24,823.39
Tenant Improvement	144,933.89
Tools, machinery, and equipment	64,792.89
Total Fixed Assets	**$146,724.07**
Other Assets	
Affiliated company due from	24,097.08
Intangible Asset	
Accumulated amortization	-2,588.00
Liquor License Purchase	93,180.00
Total Intangible Asset	**90,592.00**

THE X POT ROWLAND HEIGHTS LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Loans to partners	15,152.11
Total Other Assets	**$129,841.19**
TOTAL ASSETS	**$1,269,472.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$ -34,026.19**
Credit Cards	
Chase Credit 0498	18,812.12
Total Credit Cards	**$18,812.12**
Other Current Liabilities	
Affiliated Company due to	**14,456.86**
Customer prepayments	28,515.97
Employee tips payables	192,949.18
Gift Card	87,768.09
Payroll wages and tax to pay	**146,612.20**
Sales tax to pay	184,290.91
Short-term loans from partners	100,000.00
Total Other Current Liabilities	**$754,593.21**
Total Current Liabilities	**$739,379.14**
Long-Term Liabilities	
Long-term loans from partners	-20,000.00
X POT Vegas	1,209.68
Total Long-Term Liabilities	**$ -18,790.32**
Total Liabilities	**$720,588.82**
Equity	
Opening balance equity	-1,209.68
Partner distributions	**-1,299,400.30**
Partner investments	**720,269.56**
Retained Earnings	831,120.93
Net Income	298,103.51
Total Equity	**$548,884.02**
TOTAL LIABILITIES AND EQUITY	**$1,269,472.84**

THE X POT ROWLAND HEIGHTS LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	298,103.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-167,715.83
Accounts Receivable (A/R):Mobile Sales Receivable	2,252.25
Accounts Receivable (A/R):Shareholder Pay	-1,628.87
Inventory:Beverage	-35,321.92
Inventory:Food	55,671.78
Inventory Asset	0.00
Loans to others	-2,176.00
Prepaid expenses	-7,868.60
Accounts Payable (A/P)	84,665.43
Accounts Payable (A/P):Chowbus Merchant Fee	41,835.84
Accounts Payable (A/P):Food & Beverage	-131,655.73
Accounts Payable (A/P):Food & Beverage:Beverage	9,770.35
Accounts Payable (A/P):Food & Beverage:Beverage:Benson's Alcohol	-2,456.46
Accounts Payable (A/P):Food & Beverage:Beverage:Chubby Cattle International	-27,274.74
Accounts Payable (A/P):Food & Beverage:Beverage:Part Street Imports Inc	-396.27
Accounts Payable (A/P):Food & Beverage:Beverage:PEPSI CO	-342.00
Accounts Payable (A/P):Food & Beverage:Beverage:SAPPORO USA INC	-262.80
Accounts Payable (A/P):Food & Beverage:Beverage:Southern Glazer's Wine & Spirit	-33,518.30
Accounts Payable (A/P):Food & Beverage:Beverage:SWS of America	-1,843.89
Accounts Payable (A/P):Food & Beverage:Beverage:Total Wine	-7,494.55
Accounts Payable (A/P):Food & Beverage:Beverage:Wine Warehouse	-2,987.96
Accounts Payable (A/P):Food & Beverage:Food	2,181,132.71
Accounts Payable (A/P):Food & Beverage:Food:8 NET INC	-4,852.00
Accounts Payable (A/P):Food & Beverage:Food:A2 Alaska Seafood	-662.50
Accounts Payable (A/P):Food & Beverage:Food:AA FOOD INC	-13,243.55
Accounts Payable (A/P):Food & Beverage:Food:Bao Lee Trading LLC	-13,233.50
Accounts Payable (A/P):Food & Beverage:Food:C.R.X. GROUP INC	-6,430.00
Accounts Payable (A/P):Food & Beverage:Food:CALIEE TRADING INC	-1,760.00
Accounts Payable (A/P):Food & Beverage:Food:CHEFS CORNERS	-1,800.98
Accounts Payable (A/P):Food & Beverage:Food:CHENG TAI CO INC	-31,631.31
Accounts Payable (A/P):Food & Beverage:Food:CHUBBY CATTLE INTL	-590,532.74
Accounts Payable (A/P):Food & Beverage:Food:CHUBBY CATTLE WAGYU SUPPLY	-472,132.91
Accounts Payable (A/P):Food & Beverage:Food:CHUNWEI INC	0.00
Accounts Payable (A/P):Food & Beverage:Food:CNS ENTERPRISES INC	-18,101.11
Accounts Payable (A/P):Food & Beverage:Food:CRX Group Inc	-6,422.00
Accounts Payable (A/P):Food & Beverage:Food:Cypress International Trading	-1,520.00
Accounts Payable (A/P):Food & Beverage:Food:DHZ trucking inc or China USA inc	-1,605.00
Accounts Payable (A/P):Food & Beverage:Food:DHZ TRUCKING INC OR PACIFIC WEST FOOD	-1,672.00
Accounts Payable (A/P):Food & Beverage:Food:Employee reimbursement food cost	-35,198.34
Accounts Payable (A/P):Food & Beverage:Food:FOUR OCEANS SEAFOOD	-1,087.59
Accounts Payable (A/P):Food & Beverage:Food:FRESH FOOD COMPANY	-165,368.19
Accounts Payable (A/P):Food & Beverage:Food:GALAXY GLOBAL INTERNATIONAL	-9,329.28

THE X POT ROWLAND HEIGHTS LLC

Statement of Cash Flows
January - December 2023

	TOTAL
Accounts Payable (A/P):Food & Beverage:Food:Grand Taste	-2,909.00
Accounts Payable (A/P):Food & Beverage:Food:Growland Inc	-2,266.90
Accounts Payable (A/P):Food & Beverage:Food:HING LEE FARM MARKET	-52,707.82
Accounts Payable (A/P):Food & Beverage:Food:HORIZON MING INC	-16,964.03
Accounts Payable (A/P):Food & Beverage:Food:JFC INTERNATIONAL	-22,573.28
Accounts Payable (A/P):Food & Beverage:Food:JPL WORLD WIDE INC	-25,771.16
Accounts Payable (A/P):Food & Beverage:Food:KINGFISHER TRADING CO INC	-130,558.38
Accounts Payable (A/P):Food & Beverage:Food:MUTUAL TRADING CO	-73,124.16
Accounts Payable (A/P):Food & Beverage:Food:N.A. Trading Company	-250.00
Accounts Payable (A/P):Food & Beverage:Food:NEW ASIA FSE INC	-1,096.53
Accounts Payable (A/P):Food & Beverage:Food:OCM GLOBE INC	-21,204.46
Accounts Payable (A/P):Food & Beverage:Food:RIVER FOOD SERVICE	-10,761.94
Accounts Payable (A/P):Food & Beverage:Food:RIVERA FOOD SERVICE INC	-68,853.46
Accounts Payable (A/P):Food & Beverage:Food:RIVERX LOGISTIC INC	-2,909.50
Accounts Payable (A/P):Food & Beverage:Food:RNDC	-1,313.92
Accounts Payable (A/P):Food & Beverage:Food:S J DISTRIBUTORS INC	-15,172.07
Accounts Payable (A/P):Food & Beverage:Food:SHENG TAI CO INC	-199,106.88
Accounts Payable (A/P):Food & Beverage:Food:SJ DISTRIBUTORS INC	-67,675.66
Accounts Payable (A/P):Food & Beverage:Food:SSC INTERNATIONAL INC	-5,162.80
Accounts Payable (A/P):Food & Beverage:Food:Starway International Group CA	-5,111.00
Accounts Payable (A/P):Food & Beverage:Food:STAWAR INT GROUP CA LLC	-2,160.00
Accounts Payable (A/P):Food & Beverage:Food:Sun Sun Trading	-7,539.65
Accounts Payable (A/P):Food & Beverage:Food:Sunny Forest	-1,900.00
Accounts Payable (A/P):Food & Beverage:Food:Sysco	-4,313.23
Accounts Payable (A/P):Food & Beverage:Food:T & L Trading Inc	-3,140.00
Accounts Payable (A/P):Food & Beverage:Food:WYZEN FOODS INC	-9,157.00
Accounts Payable (A/P):Food & Beverage:Food:XJ INTERNATIONAL MANAGEMENT LLC	-6,375.00
Accounts Payable (A/P):Food & Beverage:Food:XTRA SWEET	-3,842.95
Accounts Payable (A/P):Food & Beverage:Food:YOUNGS RECEIV CR	-1,092.88
Accounts Payable (A/P):Management Compensation (Chubby Cattle Int)	-5,885.80
Accounts Payable (A/P):Marketing Fee (Nu Media)	762.78
Chase Credit 0498	-7,690.58
Affiliated Company due to	29.68
Employee tips payables	100,837.09
Gift Card	87,768.09
Payroll wages and tax to pay	-100,821.83
Payroll wages and tax to pay:Payroll tax to pay	122,420.19
Payroll wages and tax to pay:Wages to pay	71,619.59
Sales tax to pay	98,367.23
Short-term loans from partners	100,000.00
Long-term loans from partners	-20,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**258,194.22**
Net cash provided by operating activities	**$556,297.73**

INVESTING ACTIVITIES

THE X POT ROWLAND HEIGHTS LLC

Statement of Cash Flows

January - December 2023

	TOTAL
Furniture & fixtures:2023	-6,180.00
Tools, machinery, and equipment:2023	-5,941.96
Tools, machinery, and equipment:Dash Robotics	-4,358.12
Tools, machinery, and equipment:Kitchen Equipment	-527.49
Loans to partners	-15,109.85
Net cash provided by investing activities	**$ -32,117.42**
FINANCING ACTIVITIES	
X POT Vegas	1,209.68
Opening balance equity	-1,209.68
Partner distributions:Angel Global	-20,906.28
Partner distributions:Chubby Cattle International	-133,913.37
Partner distributions:Crystal Thai	-4,093.33
Partner distributions:Garrick Liang	-10,233.32
Partner distributions:Phong Vang Vo	-20,775.04
Partner distributions:Ren Capital	-3,510.62
Partner distributions:RH Construction & Design Inc	-29,085.05
Partner distributions:Shixian Zhao	-50,275.61
Partner distributions:xiaoxiang wang	-10,470.61
Partner distributions:XJ International Management LLC	-12,465.02
Partner investments:Chubby Cattle International	-11,987.85
Partner investments:Crystal Y Thai	-4,216.69
Partner investments:Garrick Liang Diamond Bar	-10,541.72
Net cash provided by financing activities	**$ -322,474.51**
NET CASH INCREASE FOR PERIOD	**$201,705.80**
Cash at beginning of period	275,120.42
CASH AT END OF PERIOD	**$476,826.22**